UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 12b-25

Commission File Number:  001-13007

NOTIFICATION OF LATE FILING

(Check One):   ❑ Form 10-K  ❑ Form 20-F   ❑ Form 11-K  ☒ Form10-Q ❑ Form N-SAR

For Period Ended:  June 30, 2017

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Carver Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code:  New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Carver Bancorp, Inc. (the "Company") and its auditor, BDO USA, LLP, are reviewing the reconciliation of certain general ledger accounts and the potential impact on the Company's current and previously issued financial statements. The Company has been working diligently to file its Annual Report on Form 10-K for the period ended March 31, 2017. Upon filing the Form 10-K for the period ended March 31, 2017, the Company will file its Form 10-Q for the period ended June 30, 2017 as soon as practicable, but does not expect that it will be filed timely as prescribed on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25(b) because the Company requires additional time to finalize its audited financial statements.

Although no assurance can be given as to when such audit work can be completed, the Company intends to become current in its financial reporting obligations under the Securities Exchange Act of 1934 as soon as practicable.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Christina L. Maier                                          (212)                                         360-8894
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☐Yes      ☒ No

The Company has not filed its Annual Report on Form 10-K for the period ended March 31, 2017.

(3)  Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company continues to review certain items adjusted in fiscal 2017 that it believes are more appropriately accounted for in the prior periods. Until the review is completed, the impact on the prior quarterly periods cannot be reasonably estimated.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2017	By:	/s/ Christina L. Maier
First Senior Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)